BIRKENSTOCK® HOLDING VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

2024 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 5.

Ordinary Resolutions

	For	Against	Abstain
1. To receive the Company's annual report and consolidated accounts for the fiscal year ended September 30, 2023, together with the auditor's report.	☐	☐	☐
2. To re-appoint J. Michael Chu as a Class I director of the Company.	☐	☐	☐
3. To re-appoint Anne Pitcher as a Class I director of the Company.	☐	☐	☐
4. To re-appoint an appropriate member of the global organization of member firms of Ernst & Young Global Limited, being EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (formerly known as Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft) as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025.	☐	☐	☐

Special Resolution

	For	Against	Abstain
5. That, with effect from the conclusion of the Annual General Meeting of the Company, the articles of association of the Company shall be amended as follows: a. Article 16.5 shall be deleted in its entirety and replaced by a new Article 16.5 as follows: *"The Directors shall select any Director or Person willing to act to preside as chair at each general meeting."* b. Article 16.6 shall be deleted in its entirety and replaced by a new Article 16.6 as follows: *"If no chair has been selected in accordance with Article 16.5, or if at any general meeting the chair is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Members Present shall choose any Person Present to be chair of that meeting."*	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X

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Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The material is available at: www.investorvote.com/BIRK

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Birkenstock Holding plc

Notice of 2024 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — May 15, 2024

Ericka Mazzillo and Johannes Liefke, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Birkenstock Holding plc to be held on May 15, 2024 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 5.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

Unless otherwise defined, terms used in this proxy shall have the meaning given to them in the Notice of Annual General Meeting published by Birkenstock Holding plc on or about April 5, 2024.

(Items to be voted appear on reverse side)